UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

04 June, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 04 June, 2026, Guardian Metal Resources PLC issued a press release titled “Discovery of Tremor Zone at Pilot Mountain.”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 04 June, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Discovery of Tremor Zone at Pilot Mountain dated 04 June, 2026.

04 June 2026

Guardian Metal Resources plc

('Guardian Metal' or the 'Company')

Discovery of Tremor Zone at Pilot Mountain Tungsten Project

Guardian Metal Resources plc (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF), a strategic exploration company focused on tungsten in Nevada, USA, is pleased to announce the discovery of the "Tremor Zone", a newly identified mineralised zone, within the Company's 100%-owned Pilot Mountain Tungsten Project ("Pilot Mountain" or the "Project"), located in Nevada, USA. Following analysis of geological and geophysical datasets, the Company's in-house technical team identified the Tremor Zone area as one of the Project's priority exploration targets. The area was also being evaluated as a potential location for key mine infrastructure as part of the ongoing Pre-Feasibility Study ("PFS"). Condemnation drilling was therefore required across this blind target area, and the initial drill hole, utilising a reverse circulation ("RC") drill rig, intersected multiple intervals of tungsten-rich skarn mineralisation. The PFS, which is nearing completion, is being supported by a U.S. Department of War $6.2m Defense Production Act Title III investment¹ in Guardian Metal's wholly-owned subsidiary, Golden Metal Resources (USA) LLC.

As a critical defense metal, tungsten has been designated as a strategic priority by the U.S. government. Guardian Metal is focused on advancing its co-flagship projects, Tempiute and Pilot Mountain, to become key pillars of U.S. tungsten supply and help drive the reshoring of domestic mined production. This is intended to help the U.S. reduce reliance on foreign supply chains, strengthen economic and defense security, and deliver long-term value for shareholders.

Highlights:

●
The Tremor Zone is a newly discovered tungsten-skarn zone, identified by the Company's in-house technical team during condemnation drilling conducted at one of the Project's priority exploration targets in connection with the ongoing PFS.

●
The initial Tremor Zone discovery drillhole, PMR26-077, intersected five distinct zones of tungsten-rich skarn mineralisation which include a highlight intercept of 13.68m of 0.31% WO3 from only 102.11m - 115.82m downhole (see Table 1) as well as 3.04m of 0.24% WO3 (from 83.83m), 4.56m of 0.16% WO3 (from 118.87m), 1.52m of 0.24% WO3 (from 143.26m), and 4.56m of 0.24% WO3 (from 152.4m). The Tremor Zone is classified as a blind discovery as it is obscured by alluvial cover and therefore does not directly outcrop at surface.

●
Following the completion of RC drillhole PMR26-077, an additional drill rig was mobilised to the area to follow up and to test for any potential extensions. Subsequent drill holes PMR26-078, PMR26-079, PM26-088, PM26-096, and PM26-097 also intersected visually identified tungsten-bearing skarn over approximate widths of 12m, 28m, 66m, 14m and 38m respectively.*

●
To date, the Tremor Zone has been delineated over approximately 400 metres of strike length, with drilling ongoing utilising two diamond drill core rigs targeting both infill and step-out drilling as the Tremor Zone remains open in multiple directions.

●
While the Tremor Zone is at an early stage of drilling and will not be incorporated into the upcoming PFS, the Company has retained flexibility within its infrastructure planning to allow for its potential inclusion in future studies, subject to further drilling and technical evaluation.

●
The Tremor Zone is located within a part of the Pilot Mountain Project that is entirely royalty free.

●
The Tremor Zone results further support the Company's view that Pilot Mountain may contain further exploration potential, with multiple at-surface skarn zones, including Garnet, Good Hope and Gunmetal, yet to be fully tested, in addition to unnamed blind skarn targets generated by the Company's in-house exploration team.

*No resource estimate has been prepared for the Tremor Zone and further drilling and evaluation will be required to determine its significance to the broader Pilot Mountain Project.

Oliver Friesen, CEO of Guardian Metal, commented:

"The blind discovery of the Tremor Zone is a very exciting result for Guardian, coming at a time when we are advancing Pilot Mountain at pace across multiple engineering and exploration workstreams simultaneously. The fact that the Tremor Zone was identified during routine condemnation drilling across just one of the Project's multiple priority exploration target areas, highlights the untapped exploration potential that we believe exists at Pilot Mountain.

"We have always maintained that this Project remains largely underexplored, and the Tremor Zone is a compelling demonstration of that view. We look forward to announcing additional assay results as we continue to drill and define this new zone, while also advancing testing across the Project's other priority exploration targets, all in parallel with our ongoing PFS workstreams."

Further Details

Drillhole ID	From (m)	To (m)	Length (m)	WO3(%)	Zn(%)	Ag(ppm)
PMR26-077	83.82	86.87	3.04	0.24
and	102.11	115.82	13.68	0.31
and	118.87	123.44	4.56	0.16	0.22	139.27
and	143.26	144.78	1.52	0.24	0.40
and	152.4	156.97	4.56	0.24	0.40	20.37

Table 1: RC Drill Hole PMR26-077 Downhole Results

References

1.
Company announcement, U.S. Department of Defense Awards $6.2M to Golden Metal Resources for the Pilot Mountain Project, dated 23 July 2025
( https://polaris.brighterir.com/public/guardian_metal_resources/news/rns/story/wvm0n3w )

COMPETENT PERSON STATEMENT

The technical information contained in this disclosure has been read and approved by Mr Nick O'Reilly (MSc, DIC, MIMMM QMR, MAusIMM, FGS), who is a qualified geologist and acts as the Competent Person under the AIM Rules - Note for Mining and Oil & Gas Companies. Mr O'Reilly is a Principal consultant working for Mining Analyst Consulting Ltd which has been retained by Guardian Metal Resources plc to provide technical support.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (which forms part of domestic UK law pursuant to the European Union (Withdrawal) Act 2018). The Directors of the Company are responsible for this announcement.

Forward Looking Statements

This announcement contains forward-looking statements relating to expected or anticipated future events and anticipated results that are forward-looking in nature, and, as a result, are subject to certain risks and uncertainties, including general economic, market and business conditions, competition for qualified staff, the regulatory process and actions, technical issues, new legislation, potential delays or changes in plans, uncertainties resulting from operating in a new political jurisdiction, uncertainties regarding the results of exploration, the timing and granting of prospecting rights, the timing and granting of regulatory and other third party consents and approvals, Guardian Metal's or any third party's ability to execute and implement future plans, and the occurrence of unexpected events.

Forward-looking statements are subject to risks and uncertainties, including those described in the Company's filings with the U.S. Securities and Exchange Commission. Guardian Metal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This announcement does not purport to be full or complete. No reliance may or should be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. The information in this announcement is subject to change.

For further information visit www.Guardianmetalresources.com or contact the following:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7583 8304
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR in the UK Emily Moss/Josephine Clerkin	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk
Edelman Smithfield Financial PR in the US	guardianmetal@edelmansmithfield.com

About Guardian Metal Resources

Guardian Metal Resources PLC (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF) is a strategic mineral exploration company driving the revival of U.S. mined tungsten production and strengthening America's defense metal independence. The Company is advancing two co-flagship tungsten projects, Pilot Mountain, one of the largest undeveloped tungsten deposits in the U.S. and Tempiute, formerly America's largest producing tungsten operation, both located in Nevada, one of the top-rated mining jurisdictions in the United States.

In July 2025, the U.S. Department of War (DoW) under Title III of the Defense Production Act of 1950, as amended, invested US$6.2M in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the Pilot Mountain PFS. The Company completed a U.S. listing on the NYSE American on March 20, 2026.

Tungsten is a strategic metal critical to the defense, energy transition, technology, and industrial sectors. In the context of shifting geopolitical dynamics and tightening Chinese export restrictions, Guardian Metal is well positioned to play a leading role in re-establishing a secure, domestically mined U.S. supply chain for this vital defense metal.